Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 14, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces its intent to appeal court decision in preliminary injunction hearing for Buprenorphine and Naloxone Sublingual Film”.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces its intent to appeal court decision in preliminary injunction hearing for Buprenorphine and Naloxone Sublingual Film

Hyderabad, India, July 14, 2018	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. July 14, 2018 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced its intent to appeal the decision made by the U.S. District Court for the District of New Jersey in a preliminary injunction hearing with respect to further sales and commercialization of Dr. Reddy’s Buprenorphine and Naloxone Sublingual Film within the United States.

The company disagrees with the court’s decision, and will vigorously appeal it.

Dr. Reddy’s had announced the receipt of the approval, on June 15, 2018 by one of its wholly owned subsidiaries, from the U.S. Food and Drug Administration (USFDA) for its Buprenorphine and Naloxone Sublingual Film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg, therapeutic equivalent generic version of Suboxone® (buprenorphine and naloxone) sublingual film, in the United States market.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.